[redacted]

11020771

AB 3/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 15 2011 Washington, DC 271 SECTION

SEC FILE NUMBER
8-66429

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/10** (mm/dd/yy) AND ENDING **12/31/10** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Newforth Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1950
(No. and Street)

Foster City	**California**	**94404**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tricia Salinero **650-342-4100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/25

OATH OR AFFIRMATION

I, **Tricia Salinero**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Newforth Partners, LLC**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of San Mateo)

On March 14th 2011 before me, Valentino Fornesi, Notary Public
(insert name and title of the officer)

personally appeared Patricia Salinero,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

VALENTINO FORNESI
Commission # 1768803
Notary Public - California
San Mateo County
My Comm. Expires Sep 18, 2011

Signature ______________________ **(Seal)**

Newforth Partners, LLC

December 31, 2010

Table of Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Supplemental Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	9
Schedule II:	
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	11

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Members
Newforth Partners, LLC

We have audited the accompanying statement of financial condition of Newforth Partners, LLC (the "Company") as of December 31, 2010 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newforth Partners, LLC as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

March 10, 2011

Newforth Partners, LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 24,605
Accounts receivable	45,000
Due from member	6,000
Prepaid expenses and other assets	13,681
Total Assets	$ 89,286
Liabilities and Members' Equity	
Accounts payable	$ 12,484
Total Liabilities	12,484
Members' Equity	76,802
Total Liabilities and Members' Equity	$ 89,286

See independent auditor's report and accompanying notes.

Newforth Partners, LLC

Statement of Income

For the Year Ended December 31, 2010

Revenue		
Consulting fees	$	459,000
Total Revenue		459,000
Expenses		
Consulting fees		325,217
Rent		50,866
Bad debt expense		16,000
Professional fees		9,405
Regulatory fees		3,726
Depreciation		3,504
Other operating expenses		34,524
Total Expenses		443,242
Net Income	$	15,758

See independent auditor's report and accompanying notes.

Newforth Partners, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2010

December 31, 2009	$ 61,044
Net income	15,758
December 31, 2010	$ 76,802

See independent auditor's report and accompanying notes.

Newforth Partners, LLC

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net income	$	15,758
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,504
Bad debt expense		16,000
(Increase) decrease in:		
Accounts receivable		(23,664)
Due from member		(6,000)
Prepaid expenses and other assets		(592)
Increase (decrease) in:		
Accounts payable		(963)
Net Cash Provided by Operating Activities		4,043
Net Increase in Cash and Cash Equivalents		4,043
Cash and cash equivalents at beginning of year		20,562
Cash and Cash Equivalents at End of Year	$	24,605

See independent auditor's report and accompanying notes.

Newforth Partners, LLC

Notes to the Financial Statements

December 31, 2010

1. Organization

Newforth Partners, LLC (the "Company"), a California limited liability company, was formed in March 2003. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved as a broker-dealer registered with the Securities and Exchange Commission on March 19, 2004 and became licensed with the Financial Industry Regulatory Authority (FINRA) on August 27, 2004.

The Company primarily serves high technology clients. The Company's primary operating objective is to serve as a broker-dealer that provides companies with consulting services that include technology and market assessments, development of exit and growth strategies through a combination of M&A and private placements, pre-transaction positioning and diligence, and transition due diligence.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
It is the policy of the Company to report receivables at net realizable values estimating the allowance for doubtful accounts. Management reviews accounts receivable and, when amounts become uncollectible, they are charged to operations when that determination is made.

Furniture and Equipment
Furniture and equipment greater than $2,500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years.

Consulting Fee Revenue
Consulting fees are recognized as revenue when earned per a fee contract or the success of a predetermined event.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to the annual California LLC minimum tax of $800 and the California LLC fee based on gross revenue.

3. Risk Concentration

Due to the nature of the consulting business, the Company's revenue during the year was primarily the result of a few transactions. All revenue was generated from five customers of which 74% of this revenue was generated one customer, and 100% of accounts receivable was also from that same customer.

The Company maintains cash balances at one financial institution that are not insured by the Federal Deposit Insurance Corporation.

4. Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and fixtures	$ 62,220
Computers and equipment	1,284
Total cost	63,504
Total accumulated depreciation	(63,504)
Net furniture and equipment	$ 0

5. Related Party Transactions

Consulting fees in the amount of $243,000 were paid to one of the members of the Company during the year and are included in consulting fees in the accompanying statement of income.

As of December 31, 2010, $6,000 was due from one of the members related to a refund received that was meant for the Company.

6. Lease Obligations

The Company maintains an office in Foster City, California. The Company's lease expires May 31, 2012, and the minimum aggregate annual payments are as follows:

2011	$ 45,000
2012	18,750
Total	$ 63,750

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company's net capital was $12,121 which exceeded the requirement by $7,121.

8. Subsequent Events

The Company has evaluated subsequent events through March 10, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Newforth Partners, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

Net Capital	
Total members' equity	$ 76,802
Less: Non-allowable assets	
Accounts receivable	45,000
Due from member	6,000
Prepaid expenses and other assets	13,681
Total non-allowable assets	64,681
Net Capital	12,121
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $12,484 or $5,000, whichever is greater	5,000
Excess Net Capital	$ 7,121

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2010)

There were no material differences noted in the Company's net capital computation at December 31, 2010.

See independent auditor's report and accompanying notes.

Newforth Partners, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members
Newforth Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Newforth Partners, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2010, and this report does not affect our report thereon dated March 10, 2011.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

G. Witt + Associates

March 10, 2011

Newforth Partners, LLC

Annual Audit Report

December 31, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Newforth Partners, LLC

Annual Audit Report

December 31, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants